April 23, 2026

Arun Jeldi
Chief Executive Officer
Velo3D, Inc.
2710 Lakeview Court
Fremont, CA 94538

       Re: Velo3D, Inc.
           Draft Registration Statement on Form S-3
           Submitted April 20, 2026
           CIK No. 0001825079
Dear Arun Jeldi:

       This is to advise you that we do not intend to review your registration statement.

        We request that you publicly file your registration statement and non-public draft submission on EDGAR at least two business days prior to the requested effective date and time.
Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Mitchell Austin at 202-551-3574 or Matthew Derby at 202-551-3334 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Technology
cc:    Thomas Rose